Exhibit 99.1

YAMANA GOLD RAISES APPROXIMATELY C$20 MILLION THROUGH THE SALE OF BRIO GOLD COMMON SHARES

TORONTO, ONTARIO, March 6, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce that it has completed a secondary offering by private placement of 6,000,000 common shares (“Brio Shares”) of Brio Gold Inc. (“Brio Gold”).  Yamana sold the Brio Shares at a price of C$3.35 per Brio Share for total proceeds of C$20,100,000 to an arm’s length institutional shareholder.

The sale of Brio Shares followed a number of inbound expressions of interest from certain shareholders of Yamana who were not able to participate in the purchase rights offering late last year although who saw the merits of the transaction and the value proposition in Brio Shares.

The sale has been completed at a premium to the offering price of last year's purchase rights offering and to the current market price reflecting the view, shared by Yamana, that the current market price does not reflect a realistic fair market value for the Brio Shares.

The Company retains a majority ownership position in Brio Gold, which represents significant value to Yamana's shareholders and the Company will continue to evaluate how best to realize this value.

While this sale reduces Yamana's interest in Brio Gold, it also introduces a new institutional shareholder to Brio Gold and creates a new baseline market price reference while confirming the value proposition and potential of Brio Shares.

Yamana indicated in the purchase rights offering last year that its intention was to sell a sufficient number of Brio Shares pursuant to that offering to initially hold as low as 44% of the issued and outstanding shares, although it would be prepared to hold more given the value proposition.

Yamana disposed of the Brio Shares for investment purposes and may or may not purchase or sell Brio Shares in the future on the open market or in private transactions, depending on market conditions and other factors.

Prior to completion of the sale, Yamana owned 95,202,922 Brio Shares, representing 84.6% of the issued and outstanding Brio Shares or 80.4% on a fully-diluted basis and now holds 89,202,922 Brio Shares, representing 79.3% of the issued and outstanding Brio Shares or 75.3% on a fully diluted basis.

A copy of the early warning report filed by Yamana in connection with the private placement will be available under Brio’s profile on SEDAR at www.sedar.com or by contacting Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary at 416-815-0220. Yamana’s head office is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON, M5J 2J3 and Brio’s head office is located at 22 Adelaide Street West, Suite 2020, Toronto, ON, M5H 0A9.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the value of the consideration received on completion of the Transaction, the expected use of proceeds discussed herein, the reduction of the Company’s net debt position and delivering value creation over the long term, and the Company’s expectations on meeting its financial objectives as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected plans and objectives in connection with the Transaction and may not be appropriate for other purposes.

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